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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  STATEMENT ON
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 AMENDMENT NO. 3

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                                AYDIN CORPORATION
                            (NAME OF SUBJECT COMPANY)

                          ANGEL ACQUISITION CORPORATION
                         L-3 COMMUNICATIONS CORPORATION
                        L-3 COMMUNICATIONS HOLDINGS, INC.
                                    (BIDDER)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

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                                    05468110
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

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                          CHRISTOPHER C. CAMBRIA, ESQ.
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                         L-3 COMMUNICATIONS CORPORATION
                                600 THIRD AVENUE
                               NEW YORK, NY 10016
                            TELEPHONE: (212) 697-1111
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
             RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                    Copy to:

                             WILLIAM E. CURBOW, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                            TELEPHONE: (212) 455-2000

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     This Amendment No. 3 amends and supplements the Tender Offer Statement on
Schedule 14D-1 and Statement on Schedule 13D (the "Schedule 14D-1/13D") relating to the offer by Angel Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of L-3 Communications Corporation, a Delaware corporation ("Parent") and a wholly owned subsidiary of L-3 Communications Holdings, Inc., a Delaware corporation ("Holdings"), to purchase all of the outstanding shares of Common Stock, par value $1.00 per share (the "Shares"), of Aydin Corporation, a Delaware corporation (the "Company"), at a purchase price of $13.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of March 5, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer").

     All capitalized terms used herein and not defined herein shall have the meanings set forth in the Offer to Purchase.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     Item 5 of the Schedule 14D-1 is hereby amended and supplemented as follows:

     The information in this Amendment No. 3 under Item 6 is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6 of the Schedule 14D-1 is hereby amended and supplemented as follows:

     At 12:00 midnight, New York City time, on Wednesday, April 14, 1999, the Offer expired. Based on the information provided by the Depositary, 93.8% of the Shares (which number includes approximately 153,702 Share's subject to guaranty of delivery) were validly tendered and not properly withdrawn pursuant to the Offer. The Purchaser has accepted for payment, and has notified the Depositary to promptly pay for, the tendered and accepted Shares at the purchase price of $13.50 per Share in cash.

     Pursuant to the Merger Agreement, the Purchaser intends to merge with and into the Company in accordance with the Delaware General Corporation Law (the "DGCL") as promptly as practicable. As a result of the Merger, the Company will become a wholly-owned subsidiary of Parent and each outstanding Share (other than Shares held in the treasury of the Company, Shares owned by Parent, Purchaser or any other direct or indirect wholly-owned subsidiary of Parent and Shares, if any, owned by stockholders who choose to dissent and demand appraisal of their Shares in accordance with the DGCL) shall be canceled, retired and converted into the right to receive $13.50 per Share in cash, without interest, less any required withholding taxes.

     The consummation of the Offer was publicly announced in a press release issued by the Parent on April 15, 1999 a copy of which is filed as Exhibit
(a)(11) hereto and incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 of the Schedule 14D-1 is hereby amended and supplemented as follows:

     (a)(11) Press Release dated April 15, 1999.

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                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                   L-3 COMMUNICATIONS HOLDINGS, INC.

                                   By: /s/ CHRISTOPHER C. CAMBRIA
                                       ----------------------------------------
                                       Name:  Christopher C. Cambria
                                       Title: Vice President and General
                                              Counsel


                                   L-3 COMMUNICATIONS CORPORATION

                                   BY: /s/ CHRISTOPHER C. CAMBRIA
                                       ----------------------------------------
                                       Name:  Christopher C. Cambria
                                       Title: Vice President, General Counsel
                                              and Secretary


                                   ANGEL ACQUISITION CORPORATION

                                   By: /s/ CHRISTOPHER C. CAMBRIA
                                       ----------------------------------------
                                       Name:  Christopher C. Cambria
                                       Title: President and Secretary

Date: April 16, 1999

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                               INDEX TO EXHIBITS

EXHIBIT                                                                    PAGE
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(a)(11)       Press Release dated April 15, 1999